Contact

www.linkedin.com/in/deanrositano (LinkedIn)
www.friendable.com (Company)
www.santacruz-homes.com (Company)

Top Skills

Real Property
Site Analysis
Design Consulting

Dean Rositano

Realtor EXP Realty DRE#01164522 | Zillow Premier Agent | Santa Cruz Homes | former Silicon Valley Tech Executive
Aptos, California, United States

Summary

Santa Cruz County Realtor | Coastal, Waterfront & Investment Properties | Former Silicon Valley Tech ExecutiveI grew up in San Jose's Almaden Valley and have spent my life in Santa Clara and Santa Cruz counties, so I know these neighborhoods, schools, and market shifts from the inside. Licensed since 1994, I bring decades of real estate experience together with a career as a Silicon Valley tech executive. That means I negotiate like a veteran and market like a technologist.Most buyers start their search online, so how a home is presented and found matters as much as the price. For sellers, I build high-impact listing campaigns, targeted digital outreach, and sharp pricing strategy to bring in top dollar. For buyers, I track the market closely and get you in front of the right homes early, often before the competition sees them.My focus is executive homes, beach properties, and investment opportunities across Santa Clara and Santa Cruz counties, including the greater Bay Area, and the Central Coast. Whether you're buying your first home, upgrading to a beachside retreat, or selling a property you love, you'll get concierge-level service and straight talk at every step.If you want a local expert who knows the market and gets results, I'd love to be your Realtor.

Experience

eXp Realty
Licensed Realtor
November 2018 - Present (8 years 1 month)
Santa Cruz, CA

Dean has achieved great success in the real estate industry as a full and part-time professional. With an unwavering passion for real estate, Dean obtained his real estate license while attending college in 1995, and since then, he has adeptly balanced his full-time and part-time commitments in Real Estate and Technology. Throughout his extensive career, Dean has consistently demonstrated exceptional skills and deep industry knowledge in residential and income real estate, enabling him to actively identify and

assist numerous buyers, investors, and sellers each year. In addition to being a licensed Realtor, Dean's diverse career spans leadership roles as President and Chief Technology Officer in multiple Silicon Valley startups, overseeing 75+ personnel, along with astute management of personal home construction projects and rental properties. Notably, he recently spearheaded a local real estate team, fostering the growth of novice agents while training and guiding them towards successful launches. In a strategic shift in 2018, Dean started his transition from the start up and technology sector to join EXP Realty and focus on his passion with Real Estate. This pivotal move further fortified his expertise, evidenced by sales eclipsing $7 million+ in real estate transactions in the past 12 months.

Agent Lift, Inc.
Co-Founder
June 2026 - Present (6 months)
Santa Cruz, California, United States

Built an ADU and prefabricated-home sales team and model for Real Estate Agents

Vita Spaces, Inc.
Product Consultant
September 2025 - January 2026 (5 months)
Los Angeles, California, United States

Advised on design, floor plans, materials, and the website/CMS used to present homes and manage buyer inquiries. Analyzed fire-burned lots for viable building locations and managed a builder showcase booth for 60 days.

Friendable, Inc
President and Chief Technology Officer
January 2014 - November 2022 (8 years 11 months)
Campbell, CA

Dean Rositano is a highly accomplished executive with over 26 years of experience in executive management, Internet architecture, and high technology operations. He recently served as the President and Chief Technology Officer of Friendable, Inc. from 2014 to November 2022, where he oversaw the day-to-day operations and provides strategic guidance for the company's technical direction. Throughout his career, Mr. Rositano has demonstrated his expertise in raising funds, communicating with investors, and reporting to shareholders through both private and public transactions.

Dean Rositano's vision and strategic partnerships played a pivotal role in steering Friendable, Inc.'s evolution. Under his leadership, the company successfully launched the Friendable social application to over 2 million downloads and transitioned the company to its second mobile and web application called Fan Pass, a livestreaming video platform supporting artists and their fans. Since its original launch on July 24, 2020, Mr. Rositano has been responsible for assembling and managing a team of developers to design and develop the high-performance Fan Pass and Artist Republik mobile and web applications, which served over one hundred thousand of artists. With his extensive technology background, expertise in developing and scaling high-volume applications and websites, and proficiency in team building across various domains such as UI/UX, server infrastructure, API architecture and development, database management, many Amazon AWS services, and live streaming tech, Mr. Rositano has proven to be an invaluable partner and CTO for the company.

CheckMate Mobile, Inc.

President and Chief Technology Officer

January 2008 - October 2022 (14 years 10 months)

Los Gatos, CA

As President and CTO of Checkmate Mobile, Inc Dean designed and developed mobile applications for small companies and entrepreneurs. With budgets over $1M Dean has built and managed teams of developers to create applications such as a distance learning application for iPhone. Android and iPad for Cloud 9 learning, call center applications for Answering Legal, and company sponsored games such as U-Monkey's, Dare Ya, and Dunk Tank. He and his team also created a mobile dating application that reached the top 10 most downloaded apps in iTunes called iHookup Social.

America's Biggest, Inc.

President and CTO

February 2002 - July 2006 (4 years 6 months)

Los Gatos, California, United States

A significant highlight of Mr. Rositano's career was his instrumental role in developing groundbreaking technology that enabled him to establish partnerships with major Silicon Valley players, including Apple and Google. This led to the formation of America's Biggest, a video platform and entertainment website, which attracted valuable relationships with entertainment giant Herbie Herbert (Founder of Journey, manager of Santana, Blondie, Nocturne Productions, etc.), who launched the first-ever music site,

music.com. Herbie partnered with America's Biggest, a platform encompassing video, emerging artists, and more and in 2005, Steve Wozniak, the co-founder of Apple, agreed to join the company's board of directors. This online venue aimed to discover America's next biggest star through competitions for cash and prizes. The company was acquired by a publicly traded internet broadcast and online entertainment company after its marketing launch in early 2005.

Meridian Creek Properties
Licensed Realtor
February 2000 - June 2006 (6 years 5 months)
San Jose, California, United States

- Assist buyers in finding their ideal homes, leveraging relationships with mortgage brokers, attorney networks, and in-house agents to enhance customer satisfaction.
- Provide accurate and up-to-date market information to prospective clients, enabling informed buying decisions.
- Conduct property evaluations and develop competitive market analysis reports, guiding clients in pricing and negotiation strategies.
- Coordinate the escrow process, ensuring timely closing and on-time escrow closures.

ePower and Profits, LLC
President and CTO
May 2002 - December 2004 (2 years 8 months)
Los Gatos, California, United States

- Developed a 30 minute TV infomercial with TV host Chuck Woolery to teach people how to sell on eBay
- Ran TV spots with over $300,000 in media per month in 30 min segments
- Setup and trained an inbound call center to take calls and process orders
- Setup and trained an outbound call center to upsell additional products and services.
- Developed and managed wholesale relationships for a sub product called High Margin Products. Customers these purchased products to sell on eBay for profit
- Designed and developed the epowerandprofits.com and highmarginproducts.com website to showcase products and take orders

Zippi Networks, Inc.
President
April 1996 - 2002 (6 years)

Dean has over 12 years experience in executive management, financial management, Internet architecture, and high technology operations. Mr. Rositano has successfully raised over $50,000,000 in both private and public transactions.

Mr. Rositano was the co-founder and President of Silicon Valley based nettaxi.com. Dean was credited for the development and deployment of the nettaxi.com portal and community, raising capital, and taking it public in 1998. He was also responsible for the managing the dramatic growth of the primary nettaxi.com site back-end (hosting and security) infrastructure as nettaxi.com grew to among the top 10 internet portals on the World Wide Web in 1999 through 2001. Mr. Rositano played a significant role in completing the successful merger of nettaxi.com with a high-tech Silicon Valley company in 2002.

Contempo Realty Group, Inc.

Licensed Realtor

January 1997 - August 1999 (2 years 8 months)

San Jose, California, United States

Demonstrate strong negotiation skills, resulting in increased home sales and customer savings.

- Advise sellers on effective strategies to enhance property appeal and expedite sales.
- Develop new business and manage new and existing clients.

Prudential Realty

Licensed Realtor

January 1995 - July 1997 (2 years 7 months)

Pismo Beach, California, United States

Present comprehensive market comparisons through self-developed presentations, instilling buyer confidence.

- Coordinate appointments, showcase properties to prospective tenants and buyers, and increase property showings and successful closings.
- Develop new business and manage new and existing clients, consistently exceeding sales targets.

Education

Cuesta College

Business Administration and Management, General · (September 1992 - January 1994)

Leland High School

West Valley College